Endava to Acquire GalaxE Solutions to Boost its Position in North America Healthcare with Delivery from India London, UK; February 29, 2024 – Endava (NYSE: DAVA), a leading technology services company combining world-class engineering, industry expertise and a people-centric mindset, has entered into a definitive agreement to acquire 100% ownership of GalaxE Group, Inc. (“GalaxE”), a global IT and business solutions provider headquartered in New Jersey, United- States. Founded by Tim Bryan over 30 years ago, GalaxE has been singularly focused on driving digital transformation for Fortune 500 companies in the Healthcare, Financial Services and Retail industries. When completed, the transaction will add approximately 1,650 employees and provide several key strategic benefits to Endava: • Significantly expands Endava’s footprint in North America. GalaxE brings decades of experience serving customers in North America, significantly expanding Endava’s go- to-market and growth initiatives in the region. • Provides deep domain expertise in the U.S. Healthcare market. Over 70% of GalaxE’s revenues come from U.S. Healthcare clients, including clients in the payor services and pharmaceutical industries. • Establishes Endava’s delivery operations in India. With nearly 1,200 employees in India, GalaxE serves as the first building block underpinning the expansion of Endava’s delivery operations in India. • Complementary platform capabilities focused on enterprise digital transformation. GalaxE has developed a comprehensive suite of digital accelerators called GxFource, which offers broad applicability to Endava’s current clients while also enhancing its ability to win new opportunities. Total consideration for the acquisition is up to $405 million, primarily in cash with some stock, of which $30 million is conditional upon future performance of the GalaxE business. The transaction is expected to close in early April 2024 subject to the completion of customary closing conditions and approvals, including the expiration of the required waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976. “We are delighted for the GalaxE team to join Endava. This acquisition fits with our vision and strategy of providing our clients with a global delivery platform. As our first footprint in India, it gives us access to a deep and sophisticated talent pool and positions us well for meeting increasingly complex customer needs. Additionally, we believe that GalaxE’s deep expertise in Healthcare will help us scale to one of our most desirable and fast-growing industry verticals,” said John Cotterell, Endava’s CEO. “Additionally, I am very excited about the potential of the

GxFource accelerators to help our clients achieve digital transformation more effectively and efficiently.” Tim Bryan, founder and CEO of GalaxE commented “I'm very excited to expand our client focused digital transformation capabilities as a member of the Endava family. The acceleration of digital transformation, driven by dynamic technological changes in Data Management and AI, is expanding the opportunity in the market for firms like ours. Our employees will have exponentially more opportunities for professional growth and career development. The new combined team will have deep technical talent and an entrepreneurial approach which is a perfect fit for evolving client requirements. The breadth of the Endava platform significantly expands the potential impact of investments we have been making in our GxFource suite. Both organizations’ clients will benefit from the sophistication of our proprietary solutions delivered at a global scale. The team and our clients are incredibly excited about this combination and the future!” Advisors BofA Securities is serving as financial advisor to Endava and Akin Gump Strauss Hauer & Feld LLP is serving as legal advisor. JP Morgan Securities LLC is serving as financial advisor to GalaxE and White & Case LLP is serving as legal advisor. ABOUT ENDAVA: Technology is our how. And people are our why. By combining world-class engineering, industry expertise and a people-centric mindset, we consult and partner with our customers to create technological solutions that drive innovation and transform businesses. From ideation to production, we support our customers with tailor-made solutions across various industries and all around the world. Endava services clients in Payments, Banking and Capital Markets, Insurance, TMT, Consumer Products, Retail, Mobility and Healthcare. As of December 31, 2023, 11,539 Endavans provided services from our locations in European Union countries (Austria, Bulgaria, Croatia, Denmark, Germany, Ireland, the Netherlands, Poland, Romania, Slovenia and Sweden), non-European Union countries (Bosnia & Herzegovina, Moldova, North Macedonia, Serbia, Switzerland and the United Kingdom), Latin America (Argentina, Colombia, Mexico and Uruguay), Asia-Pacific (Australia, Malaysia, Singapore and Vietnam), North America (Canada and the United States), and the Middle East (United Arab Emirates). https://www.endava.com/ Forward-Looking Statements This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding Endava’s and GalaxE’s expectations with respect to the benefits of the merger; and Endava’s ability to capture opportunities in the healthcare industry and new and existing geographic markets. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s ability to successfully integrate GalaxE’s business and personnel and to realize the benefits of the acquisition; Endava’s ability to manage its rapid growth or achieve anticipated growth; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly- skilled IT professionals at cost-effective rates; Endava’s ability to maintain favourable pricing and utilization rates; the effects of increased competition as well as innovations by new and existing competitors in its market; Endava’s ability to adapt to technological change and innovate solutions for its clients; Endava’s ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava’s future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes; impact of general economic conditions on Endava’s business, results of operations and financial condition, including increased inflation; and other risks and uncertainties discussed in the “Risk Factors” section of Endava’s Annual Report on Form 20-F filed with the SEC on September 19, 2023 and other documents filed by Endava from time to time with the Securities and Exchange Commission. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof. Investor Relations Contact: Laurence Madsen, Endava investors@endava.com